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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4—Final Amendment)

LaBranche & Co Inc.
(Name of Subject Company)

LaBranche & Co Inc.
(Name of Filing Person—Issuer)

Series A Preferred Stock, par value $.01 per share
(Title of Class of Securities)

505447 20 1
(CUSIP Number of Class of Securities)

George M.L. LaBranche, IV
LaBranche & Co Inc.
One Exchange Plaza
New York, New York 10006
(212) 425-1144
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Offeror)

Copies to:
Jeffrey M. Marks
Steven I. Suzzan
Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, New York 10103
(212) 318-3000

        [  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  [
  ]     third-party tender offer subject to Rule 14d-1.

  [x]
  issuer tender offer subject to Rule 13e-4.

  [
  ]     going-private transaction subject to Rule 13e-3.

  [
  ]     amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

        This Amendment No. 4 to Schedule TO further amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by LaBranche & Co Inc., a Delaware corporation ("LaBranche"), on December 5, 2003, as amended by Amendment No. 1 thereto, filed on December 22, 2003, as further amended by Amendment No. 2 thereto, filed on January 7, 2004, and as further amended by Amendment No. 3 thereto, filed on January 15, 2004. The Schedule TO relates to the offer by LaBranche to exchange all of the issued and outstanding shares of its Series A preferred stock (the "Series A Shares") for an equal number of shares of its Series B preferred stock (the "Series B Shares") (the "Offer Consideration"), subject to the terms and conditions set forth in the Revised Offer to Exchange dated December 22, 2003 (the "Offer to Exchange"), as amended, and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). This Amendment No. 4 is the final amendment to the Schedule TO.

        The Schedule TO, which expressly incorporates by reference the information provided in the Offer to Exchange in response to the Items in the Schedule TO, is hereby amended and supplemented as follows:

Item 4. Terms of the Transaction.

        Item 4 of the Schedule TO is hereby amended and supplemented to include the following information:

        The Offer expired at 5:00 p.m., New York City time, on January 21, 2004 (the "Expiration Date"). A total of 39,185.773 Series A Shares were validly tendered and not withdrawn, representing 100% of the outstanding Series A Shares. LaBranche accepted for exchange all of the Series A Shares validly tendered and not withdrawn prior to the Expiration Date in exchange for an equal number of Series B Shares.

Item 12. Exhibits.

        The following Exhibits are filed herewith:

(a)(1)(A)	Revised Offer to Exchange dated December 22, 2003.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (attached to Exhibit (a)(1)(B) hereto).*
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)	Notice to holders of Series A Preferred Shares, dated January 6, 2004, of extension of the Offer.*
(a)(6)(B)	Notice to holders of Series A Preferred Shares, dated January 14, 2004, of further extension of the Offer.*
(b)	None.
(c)	None.
(d)(1)	Agreement and Plan of Merger dated as of January 18, 2001, as amended as of February 15, 2001, by and between LaBranche and ROBB PECK McCOOEY Financial Services, Inc. ("RPM"). (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)

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(d)(2)	Escrow Agreement dated as of March 15, 2001 by and among LaBranche, RPM, George E. Robb, Jr. and Robert M. Murphy, as the representatives of the former stockholders of RPM, and the Bank of New York, as escrow agent. (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)
(d)(3)	RPM Stockholders Agreement dated as of March 15, 2001 by and between LaBranche and certain former stockholders of RPM. (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)
(g)	None.
(h)	None.

*
previously filed.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LABRANCHE & CO INC.
By:	/s/ HARVEY S. TRAISON Harvey S. Traison Senior Vice President and Chief Financial Officer

Dated: January 22, 2004

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Revised Offer to Exchange dated December 22, 2003.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (attached to Exhibit (a)(1)(B) hereto). *
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)	Notice to holders of Series A Preferred Shares, dated January 6, 2004, of extension of the Offer.*
(a)(5)(B)	Notice to holders of Series A Preferred Shares, dated January 14, 2004, of further extension of the Offer.*
(b)	None.
(c)	None.
(d)(1)
Agreement and Plan of Merger dated as of January 18, 2001, as amended as of February 15, 2001, by and between LaBranche and ROBB PECK McCOOEY Financial Services, Inc. ("RPM"). (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)
(d)(2)
Escrow Agreement dated as of March 15, 2001 by and among LaBranche, RPM, George E. Robb, Jr. and Robert M. Murphy, as the representatives of the former stockholders of RPM, and the Bank of New York, as escrow agent. (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)
(d)(3)
RPM Stockholders Agreement dated as of March 15, 2001 by and between LaBranche and certain former stockholders of RPM. (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)
(g)	None.
(h)	None.

*
previously filed.

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